UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

INNOVID CORP.
(Name of Issuer)

Common Stock, Par Value $0.0001 per Share
(Title of Class of Securities)

457679108
(CUSIP Number)

May 16, 2023
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 457679108
1	NAMES OF REPORTING PERSONS ION Holdings 2, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,933,942 (1) (2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,933,942 (1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,933,942
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.87% (3)
12	TYPE OF REPORTING PERSON OO

(1)	ION Holdings 2, LP (“ION LP”) is the record holder of the securities. As the general partner of ION LP, ION Acquisition Corp GP Ltd. (“ION GP”) has voting and investment discretion with respect to the common stock held by ION LP.
(2)	The reported shares include: (i) 1,847,266 shares of Common Stock held by the Sponsor and (ii) 2,086,676 shares of Common Stock issuable upon exercise of warrants held by the Sponsor.
(3)	Reflects 137,057,707 shares of Common Stock outstanding as of April 12, 2023, based on information provided by the Issuer.

CUSIP No. 457679108
1	NAMES OF REPORTING PERSONS ION Acquisition Corp GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,933,942 (1) (2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,933,942 (1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,933,942
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.87% (3)
12	TYPE OF REPORTING PERSON OO

(1)

ION Holdings 2, LP (“ION LP”) is the record holder of the securities. As the general partner of ION LP, ION Acquisition Corp GP Ltd. (“ION GP”) has voting and investment discretion with respect to the common stock held by ION LP.

(2)	The reported shares include: (i) 1,847,266 shares of Common Stock held by the Sponsor and (ii) 2,086,676 shares of Common Stock issuable upon exercise of warrants held by the Sponsor.
(3)	Reflects 137,057,707 shares of Common Stock outstanding as of April 12, 2023, based on information provided by the Issuer.

Item 1.	(a)	Name of Issuer:

Innovid Corp.

(b)	Address of Issuer’s Principal Executive Offices:

30 Irving Place, 12th Floor

New York, New York 10003

Item 2.	(a)	Name of Person Filing:

This statement is filed by:

(i) ION LP, an exempted limited partnership under the laws of the Cayman Islands with respect to the shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”) directly owned by it; and

(ii) ION GP, a company incorporated in the State of Israel, as general partner of ION LP, with respect to the Common Stock directly owned by ION LP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	Address of Principal Business Office:

The address of principal business office of each of the Reporting Persons is:

89 Medinat Hayehudim Street

Herzliya 4676672, Israel

(c)	Citizenship:

ION LP is an exempted limited partnership registered under the laws of the Cayman Islands. ION GP is a company incorporated in the State of Israel.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

The CUSIP number for the Issuer’s Common Stock is 457679108.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a); (b) Amount Beneficially Owned; Percent of Class:

As of May 16, 2023, each of the Reporting Persons are the beneficial owners of 3,933,942 shares of Common Stock, representing 2.87% of the total Common Stock outstanding. The percentage of Common Stock held by the Reporting Persons is based upon 137,057,707 shares of Common Stock outstanding as of April 12, 2023 based on information provided by the Issuer.

An investment committee comprised of five individuals makes voting and investment decisions regarding the securities indirectly owned by ION GP. As a result, ION GP may be deemed to have beneficial ownership of the shares held directly by ION LP. However, none of the ION GP investment committee’s members is deemed a beneficial owner of the shares held by ION LP under Section 13(d) of the Exchange Act due to the approval standard for committee action.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

-0-

(ii) Shared power to vote or to direct the vote

3,933,942 (See Item 4(b))

(iii) Sole power to dispose or to direct the disposition of

-0-

(iv) Shared power to dispose or to direct the disposition of

3,933,942 (See Item 4(b))

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	457679108	SCHEDULE 13G

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: May 16, 2023

ION HOLDINGS 2, LP

By its General Partner,
ION Acquisition Corp GP Ltd.

By:	/s/ Anthony Reich
Name:	Anthony Reich
Title:	Chief Financial Officer

ION Acquisition Corp GP Ltd.

By:	/s/ Anthony Reich
Name:	Anthony Reich, Attorney-in-Fact for ION Acquisition Corp GP Ltd.